Exhibit 2.1

Article III, Section 1 of the By-Laws is hereby deleted in its entirety and replaced with the following:

1.	EXECUTIVE OFFICERS.

The directors may elect or appoint a Chief Executive Officer, a President, one or more Vice Presidents (one or more of whom may be denominated “Executive” or “Senior” Vice President), a Secretary, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, and such other officers as they may determine. Any number of offices may be held by the same person.

Article III, Section 4 of the By-Laws is hereby deleted in its entirety.